May 11, 1998



VIA EDGARLINK

Michael Koffler
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Transamerica Variable Insurance Fund, Inc.

On May 7, 1998, a 485BPOS filing was incorrectly made for Transamerica Variable Insurance Fund Inc., Post-Effective Amendment No. 7. Per instruction from Bruce MacNeil, and pursuant to Rule 477 of the Securities Act, I hereby request an Amendment Withdrawal for this filing.

The EDGARLink Submission information for this filing is as follows:

COMPANY: TRANSAMERICA VARIABLE INSURANCE FUND INC.
FORM TYPE:        485BPOS
NUMBER OF DOCUMENTS: 2
RECEIVED DATE: 07-MAY-1998 13:38
ACCEPTED DATE: 07-MAY-1998 13:43
FILING DATE: 07-MAY-1998 13:38
TEST FILING:  NO
CONFIRMING COPY:  NO
ACCESSION NUMBER:  0001002786-98-000009
FILE NUMBER:  033-99016

If you should have any questions, please feel free to contact me at (213) 741-6442.

Sincerely,



Gina Grusman
Securities Filing Coordinator